Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

						31-Mar

	2008	2009	2010	2011	2012	2013

Fixed charges, as defined:
Total Interest	$94,310	$103,671	$119,484	$116,803	$136,967	$140,728
Interest applicable to rentals	12,099	6,810	4,103	4,269	3,928	4,299

Total fixed charges, as defined	$106,409	$110,481	$123,587	$121,072	$140,895	$145,027

Preferred distributions, as defined (a)	10,067	8,295	8,474	11,297	11,297	11,297

Combined fixed charges and preferred distributions, as defined	$116,476	$118,776	$132,061	$132,369	$152,192	$156,324

Earnings as defined:
Net Income	$157,543	$232,845	$231,435	$473,923	$281,081	$293,162
Add:
Provision for income taxes:
Total Taxes (Benefit)	70,648	45,050	66,546	(370,211)	(128,922)	(119,244)
Fixed charges as above	106,409	110,481	123,587	121,072	140,895	145,027

Total earnings, as defined	$334,600	$388,376	$421,568	$224,784	$293,054	$318,945

Ratio of earnings to fixed charges, as defined	3.14	3.52	3.41	1.86	2.08	2.20

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	2.87	3.27	3.19	1.70	1.93	2.04

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.